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Brueprint Tap Rooms

Brewery

3470 Kildaire Farm Road, Ste 162
Cary, NC 27518
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THE PITCH
Brueprint Tap Rooms is seeking investment to open a 2nd taproom, increase marketing and production and expand our distribution business to a
regional level via a partnership with Lonerider Brewing Company.
BRÜEPRINT IS ADDING TAP ROOMS AND GROWING DISTRIBUTION ALONGSIDE A LARGE EAST COAST MICROBREWER

Brueprint has been in business for 8+ years and now we're ready to scale. Our BRÜES are loved by a diversity of patrons. Due to our brand loyalty,
we were able to strategically partner with Lonerider Brewing in 2022!

Lonerider brews our BRÜES together with us
We also share tap handles at each others taprooms
Lonerider's helping us scale our distribution through their East Coast network, expecting to quadruple sales volume in 2023!
LONERIDER'S DISTRIBUTION NETWORK
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"Working with Eric and his Brueprint staff has truly been a pleasure. Brueprint's branding and high quality products fit perfectly alongside Lonerider,
complimenting our portfolio to our wholesalers - a true win - win - win relationship."

- Sumit Vohar - Strategic Partner & Owner Lonerider Brewing Co.

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Our Story

Since April of 2014, Brüeprint's mission has been for people to enjoy a fresh, delicious beer together, and encourage family and friends to spend
quality time face to face. Beer has always been at the center of civilization and social connectivity, and Brüeprint endeavors to take an active role in
the local community and focuses on promoting traditional socialization.

What makes us unique lies within the craft beer industry itself, where each brewery in our vibrant area puts its own personality into its brews. There's
never been a better time to work together and share our craft. At Brüeprint, we strive for balanced, clean and refreshing brües, each carefully
designed to fit your favorite gathering. We hope you'll invite us to be a part of your social circle!

Our family at Brüeprint started from the world of engineering, and we put our skills and precision into bringing you some of the finest-tuned brües in
the region. Our Brewmasters deliver consistently excellent brües that span from our traditional styles to the newest inventive creations in keeping
with our scientifically exact process. Our sales and delivery teams have the technical background and service expertise to keep the brües flowing at
local establishments in central and eastern North Carolina, and now throughout the region! Additonally, our tap room staff will help guide your palate
to happiness!

TRACTION & VALIDATION

1st taproom location on pace for $280k in 2022, 25%+ growth over 2021

Year 1 Revenue at Cary's Mill Pond location was $224,000
Year 2 headed for $280,000

Additional marketing efforts and strategic staffing to yield higher growth of 35% for 2023

FORECASTED MILESTONES

Projecting initially over $900k in annual revenue from just 3 taprooms

Second location fronts a high volume road for greater visibility!

Near Wake Competition Center Multi-Sports Complex, Airport and hotels!

Part of 15 building Life Sciences Complex - Biotech loves Craft Beer!

Third location projected to be overlooking new downtown Cary Park

TARGET MARKET

Our sports themed BRÜES and branding relate to all communities in the region

Branding relates to any part of the Country

Zambrüeni Hockey Lager, Brüe Diamond Baseball IPA, Double Dribbrüe basketball DIPA, Brüe 42 Tailgate Session IPA and Brüe Mulligan Golf Classic Pilsner

Brüe Diamond featured at Durham Bulls and Holly Springs Salamanders!

Golfers (and Drinkers!) have told us that BRÜE MULLIGAN Classic Pilsner should be on every golf course in America

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BUSINESS MODEL

At Brueprint Brewing Company, we brew eight year-round brues, ten seasonal brues, and the occasional special release through our 20 barrel brewhouse. All of our Brues have received a regional gold medal!

Our taprooms are built to be community gathering places, open 7 days a week.

We've built a family and pet friendly environment across our taprooms, with constantly refreshing event programming and specials.

We appreciate the opportunity to serve our Brües here in Cary and throughout North Carolina and the Southeast, and look forward to doing so for many, many years to come!

THE TEAM

Eric Wagner

Founder & CEO

Before Brüeprint, I enjoyed a creative career serving communities as a process water treatment engineer. They say you can tell an engineer is an extrovert if they look at the other person's shoes! I like to say hello with a smile and a handshake, a greeting better suited to making beer than treating water. This is why I took the leap of faith and made the transition to a path of yeast, love and hoppiness! Seeing our first patrons playing games, laughing and connecting confirmed I'd made the right decision and left me with a sincere fulfillment that continues today.

Sumit Vohra

Strategic Partner & CEO of Lonerider Brewing Company

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Taproom Buildout $120,000

Distribution Costs $66,500

Mainvest Compensation $13,500

Total $200,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,200,000	$1,775,000	$2,200,000	$2,525,000	$2,775,000
Cost of Goods Sold	$450,000	$665,625	$825,000	$946,875	$1,040,625
Gross Profit	$750,000	$1,109,375	$1,375,000	$1,578,125	$1,734,375

EXPENSES

Rent	$81,000	$83,025	$85,100	$87,227	$89,407
TICAM	$14,400	$14,760	$15,129	$15,507	$15,894
Utlitiies	$6,000	$6,150	$6,303	$6,460	$6,621
TV, PHones, Internet	$12,000	$12,300	$12,607	$12,922	$13,245
Equipement & Supplies	$5,000	$7,395	$9,165	$10,518	$11,559
Insurance	$4,560	$4,674	$4,790	$4,909	$5,031
Entertainment [Taproom]	$18,000	$18,000	$18,000	$18,000	$18,000

Repairs & Maintenance $10,000 $10,250 $10,506 $10,768 $11,037

Marketing & Advertising $6,000 $6,000 $6,000 $6,000 $6,000

Taproom Manager $27,000 $27,675 $28,366 $29,075 $29,801

Bar/Waitstaff $15,000 $15,375 $15,759 $16,152 $16,555

Salaries & Commissions [Distribution] $194,513 $287,717 $356,606 $409,286 $449,809

NC Excise Tax $21,000 $31,062 $38,499 $44,186 $48,560

Vehicles/Insurance/Gas $19,000 $19,475 $19,961 $20,460 $20,971

Software [Distribution] $6,000 $6,000 $6,000 $6,000 $6,000

Operating Profit $310,527 $559,517 $742,209 $880,655 $985,885

This information is provided by Brueprint Tap Rooms. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

Appendix B - Reviewed Financial Statements.pdf

Brueprint Taproom LLC [Taproom] - Projections.pdf

Brueprint Brewing Co. LLC [Distribution] - Projections.pdf

Investment Round Status

Target Raise $200,000

Maximum Raise $700,000

Amount Invested $0

Investors 0

Investment Round Ends April 14th, 2023

Summary of Terms

Legal Business Name Brueprint Tap Rooms

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 1.8%-6.3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2029

Financial Condition

Forecasted milestones

Brueprint Tap Rooms LLC forecasts the following milestones:

Secure lease in Morrisville, NC by April of 2023.

Hire for the following positions by February 2023: Tap Rooms General Manger and Social Media/Marketing Director

Achieve $1,200,000 revenue per year by 2023.

Achieve $310,000 profit per year by 2023.

Historical milestones

Brueprint Tap Rooms LLC has been operating since December of 2020 and has since achieved the following milestones:

Opened location in Cary, NC

Achieved revenue of $224,000 in 2021, which then grew to $275,000 in 2022.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Brueprint Tap Rooms LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Brueprint Tap Rooms LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Brueprint Tap Rooms LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Brueprint Tap Rooms LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Brueprint Tap Rooms LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Brueprint Tap Rooms LLC's management or vote on and/or influence any managerial decisions regarding Brueprint Tap Rooms LLC. Furthermore, if the founders or other key personnel of Brueprint Tap Rooms LLC were to leave Brueprint Tap Rooms LLC or become unable to work, Brueprint Tap Rooms LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Brueprint Tap Rooms LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Brueprint Tap Rooms LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Brueprint Tap Rooms LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Brueprint Tap Rooms LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Brueprint Tap Rooms LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Brueprint Tap Rooms LLC's financial performance or ability to continue to operate. In the event Brueprint Tap Rooms LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Brueprint Tap Rooms LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Brueprint Tap Rooms LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Brueprint Tap Rooms LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Brueprint Tap Rooms LLC will carry some insurance, Brueprint Tap Rooms LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Brueprint Tap Rooms LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Brueprint Tap Rooms LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Brueprint Tap Rooms LLC's management will coincide: you both want Brueprint Tap Rooms LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Brueprint Tap Rooms LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Brueprint Tap Rooms LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Brueprint Tap Rooms LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Brueprint Tap Rooms LLC or management), which is responsible for monitoring Brueprint Tap Rooms LLC's compliance with the law. Brueprint Tap Rooms LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Brueprint Tap Rooms LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Brueprint Tap Rooms LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Brueprint Tap Rooms LLC, and the revenue of Brueprint Tap Rooms LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Brueprint Tap Rooms LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Brueprint Tap Rooms. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Brueprint Tap Rooms isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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